UNITED STATES               OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION   OMB Number3235-0058
                      Washington, D.C.  20549          Expires   June 30, 1991
                                                       Average estimated burden
                             FORM 12b-25               hours per response  2.50

                    NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                           0-15457

[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

      For Period Ended:       December 31, 1995                   CUSIP NUMBER
      [  ] Transition Report on Form 10-K                          12556D-10-4
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR
      For the Transaction Period Ended:



  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

C.I.S. Technologies, Inc.
Full Name of Registrant


Former Name if Applicable

6100 South Yale Avenue, Suite 1900
Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma  74136
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X]      (a)   The reasons described in reasonable detail in Part III of
                 this form could not be eliminated without unreasonable effort or expense;
           (b)   The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)   The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     An exhibit required for filing with the Registrant's Form 10-K will not be available in time to file by March 30, 1996.

PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification:

       Richard A. Evans                      (918)        496-2451
             (Name)                        (Area Code) (Telephone Number)

 (2)   Have all other periodic reports required under        [X] Yes  [  ] No
       Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

 (3)   Is it anticipated that any significant change in      [ ] Yes  [X ] No
       results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            C.I.S. Technologies, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 1996               By:   /s/ Richard A. Evans
                                         Richard A. Evans
                                         Chief Financial Officer and Treasurer